Exhibit 99.1

Execution Version

TENDER OFFER AND POST-OFFER COOPERATION AGREEMENT

by and between

DoubleU Games Co., Ltd.

and

DoubleDown Interactive Co., Ltd.

Dated as of November 9, 2026

TABLE OF CONTENTS

Recitals

Definitions

Article 1 The Offer

Article 2 Offer Conditions; Extension; Waiver

Article 3 DDI Recommendation; Schedule 14D-9

Article 4 SEC Filings and Public Communications

Article 5 Shareholder Information; Citi and ADS Mechanics; Debt Financing; Other

Article 6 Post-Offer Transaction

Article 7 Equal Treatment

Article 8 Interim Operations

Article 9 No Termination Fee; Expenses

Article 10 Representations and Warranties

Article 11 Efforts; Regulatory Matters

Article 12 D&O Indemnification

Article 13 Termination

Article 14 Specific Performance

Article 15 Expenses and Fees

Article 16 Public Announcements

Article 17 Miscellaneous

Annex A Offer Conditions

Annex B Ownership and Threshold Calculation

Schedule 1

Schedule 2

TENDER OFFER AND POST-OFFER COOPERATION AGREEMENT

This TENDER OFFER AND POST-OFFER COOPERATION AGREEMENT (this “Agreement”) is entered into as of November 9, 2026, by and between DoubleU Games Co., Ltd., a company incorporated under the laws of the Republic of Korea (“DUG”), having its registered office at 16F, GFC, 152, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea (06236), and DoubleDown Interactive Co., Ltd., a company incorporated under the laws of the Republic of Korea (“DDI” and, together with DUG, the “Parties” and each a “Party”), having its registered office at 13F, GFC, 152, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea (06236).

RECITALS

WHEREAS, DUG owns approximately 67.05% of the issued and outstanding common shares, par value KRW 10,000 per share, of DDI (the “Common Shares”), and the remaining Common Shares are held entirely in the form of American Depositary Shares (“ADSs”) listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “DDI,” by holders unaffiliated with DUG;

WHEREAS, each ADS represents one-twentieth (1/20) of one Common Share (i.e., twenty (20) ADSs represent one (1) Common Share);

WHEREAS, DUG desires to acquire, pursuant to the Offer, all of the ADSs not owned by DUG or its Affiliates for cash, to acquire the remaining Common Shares (held in the form of ADSs) pursuant to the Post-Offer Transaction, and thereafter to cause DDI to (i) become a wholly owned subsidiary of DUG, (ii) cause the ADSs to be delisted from Nasdaq and deregistered under the Exchange Act and (iii) DDI’s reporting obligations under the Exchange Act to be terminated;

WHEREAS, a special committee of the board of directors of DDI (the “Board”) created by the Board pursuant to a Board resolution delegating certain powers and authority of the Board to such special committee, composed solely of independent and disinterested directors (the “Special Committee”), advised by its own independent legal counsel and financial advisor, has negotiated the terms of this Agreement and the Transactions with DUG;

WHEREAS, the Special Committee has received and provided (on a non-reliance basis and for informational purposes only) to the Board, the written opinion of Kroll, LLC, operating through its Duff & Phelps Opinions Practice, as an independent financial advisor to the Special Committee (the “Financial Advisor”), to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Final Offer Price to be received by the Unaffiliated Holders is fair, from a financial point of view, to the Unaffiliated Holders (the “Fairness Opinion”);

WHEREAS, the Special Committee has recommended that the Board approve this Agreement, and the Board, after considering such recommendation and the Fairness Opinion and in consultation with its advisors has, following disclosure of all material facts relating to this Agreement and the Transactions and by the affirmative vote of at least two-thirds (2/3rd) of all directors in office in accordance with Article 398 of the KCA, unanimously approved this Agreement and the transactions contemplated hereby and resolved to recommend that Unaffiliated Holders accept the Offer and tender their ADSs, in accordance with this Agreement and the terms herein and in the Offer Documents;

WHEREAS, DUG will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, DUG and DDI will jointly file a Rule 13e-3 Transaction Statement on Schedule 13E-3, which may be combined with the Schedule TO, and DDI will file a Solicitation/Recommendation Statement on Schedule 14D-9; and

WHEREAS, following completion of the Offer, DUG intends to acquire the remaining Common Shares (including Common Shares represented by ADSs) through a second-step transaction under the Korean Commercial Act (the “KCA”) as provided in Article 6.

NOW, THEREFORE, in consideration of the mutual covenants herein, the Parties agree as follows:

DEFINITIONS

As used in this Agreement, the following terms have the meanings set forth below. Other terms are defined elsewhere in this Agreement.

“Acceptance Time” means the time at which DUG first accepts for payment ADSs validly tendered and not validly withdrawn pursuant to the Offer.

“Action” means any litigation, suit, claim, charge, complaint, audit, hearing, arbitration, mediation, inquiry, action, or other proceeding (in each case, whether civil, criminal or investigative) brought by or pending before any Governmental Authority.

“Affiliate” has the meaning given in Rule 12b-2 under the Exchange Act.

“Applicable Law” means with respect to any Person, any transnational, domestic or foreign federal, state or local law, statute, code, rule, regulation, order or other similar requirement enacted, adopted, promulgated or enforced by a Governmental Authority of competent jurisdiction that is binding upon or applicable to such Person, including any applicable governmental requirement of the Republic of Korea or the United States (the “U.S.”), the KCA and the U.S. federal securities laws.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, are authorized or required by Applicable Law to close.

“Company Recommendation” means the recommendation of the Board that the Unaffiliated Holders accept the Offer and tender their ADSs.

“Contract” means any legally binding contract, indenture, deed, note, bond, lease, license, commitment or other legally binding agreement, in each case including any amendments and other modifications thereto, but not including any purchase orders, invoices or sales quotes that do not contain material contractual terms.

“Covered Securities” means all outstanding ADSs not owned by DUG or its Affiliates. Common Shares held directly are not subject to the Offer.

“DDI Contract” means any Contract to which DDI or any of its subsidiaries is a party or by which DDI or any of its subsidiaries (or any property or asset thereof) is bound, excluding any DDI Plan.

“DDI Material Contract” means any DDI Contract, arrangement, commitment or understanding that is filed as an exhibit to any DDI SEC Document.

“DDI Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended; (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy; or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to or entered into by DDI or any of its subsidiaries for the current or future benefit of any current or former DDI Service Provider or (y) for which DDI or any of its subsidiaries has any direct or indirect liability.

“DDI Service Provider” means an employee, officer, director or independent contractor of DDI or any of its subsidiaries that is a natural person.

“Deposit Agreement” means that certain Deposit Agreement, dated as of September 2, 2021, by and among DDI, Citibank, N.A., as depositary, and all holders and beneficial owners of American Depositary Shares issued thereunder.

“Depositary” means Citibank, N.A.

“DUG Material Adverse Effect” means any change, event, occurrence or circumstance which, individually or in the aggregate, prevents, materially delays or materially impairs, or would reasonably be expected to prevent or materially delay or materially impair, DUG’s ability to complete the Transactions.

“End Date” means 5:00 p.m. (ET) on March 10, 2027.

“Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Expiration Time” means the date and time at which the Offer expires, initially not fewer than twenty (20) Business Days following commencement, as it may be extended in accordance with Article 2 and Applicable Law.

“Final Offer Price” means the final cash price per ADS payable by DUG to all holders whose ADSs are validly tendered and accepted for payment pursuant to the Offer, as such price may be increased in accordance with the Offer Documents, net to the seller in cash, without interest and less any applicable withholding Taxes.

“Governmental Authority” means any transnational, domestic or foreign, federal, state, or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof, or Nasdaq, KRX or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality.

“Knowledge” means with respect to DDI, the actual knowledge of the individuals listed on Section 1.1 of the DDI Disclosure Schedules.

“Lien” shall mean any lien, pledge, servitude, charge, security interest, option, claim, mortgage, lease, easement, proxy, voting trust or agreement, encumbrance or any other restriction on title or transfer of any nature whatsoever.

“Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate, has a material adverse effect on the business, assets, liabilities, financial condition or results of operations of DDI and its subsidiaries, taken as a whole; provided that none of the following shall constitute, or be taken into account in determining whether there has been, a Material Adverse Effect: (a) changes in general economic, political, regulatory, legislative or geopolitical conditions; (b) changes in financial, credit, capital or securities markets, including inflation, interest rates, currency exchange rates (including KRW/USD), tariffs, trade wars, any suspension of trading in securities generally on Nasdaq or KRX, any change in the market price or trading volume of the ADSs or any change in the credit ratings or ratings outlook of DDI or any of its subsidiaries; (c) changes generally affecting the industries in which DDI operates; (d) changes in Applicable Law or in accounting principles or the interpretation or enforcement thereof; (e) the announcement, pendency or consummation of the Transactions or compliance with this Agreement; (f) any escalation of hostilities or war, act of war, armed hostilities, terrorism, including cyberterrorism or cyber attack, sabotage, civil unrest, riots, protests or labor disruptions; (g) any earthquakes, hurricanes, tsunamis, tornadoes, volcanoes, floods, mudslides, wildfires, fire, power outages or other natural disasters, severe weather events or other force majeure events; (h) any epidemic, pandemic, plague or other outbreak of infectious disease, including any resulting quarantine restrictions, or any escalation or worsening of any of the foregoing, or any action taken or promulgated by any Governmental Authority in response to any of the foregoing; (i) any failure to meet internal or published projections or forecasts; (j) any event, change, occurrence or effect that results from any action taken or omitted to be taken at the express request of DUG or with DUG’s written consent; (k) any breach by DUG of its obligations under this Agreement; or (l) any Action arising out of or relating to this Agreement or the Transactions, including any Action brought by any holder of Common Shares or ADSs alleging breach of fiduciary duty or inadequate disclosure; provided further that the matters described in clauses (a), (b), (c), (d), (f), (g) and (h) may be taken into account only to the extent of the incremental disproportionate adverse effect on DDI and its subsidiaries, taken as a whole, relative to other participants in the industries in which DDI operates.

“Minimum Tender Condition” means the condition that, immediately following the acceptance for payment of all ADSs validly tendered and not validly withdrawn pursuant to the Offer, DUG would own at least ninety-five percent (95%) of the total issued and outstanding Common Shares, calculated on the basis specified in Annex B.

“Majority-of-the-Minority Condition” means the condition that more than fifty percent (50%) of the Unaffiliated ADSs be validly tendered and not validly withdrawn prior to the Expiration Time, calculated on the basis specified in Annex B; the Majority-of-the-Minority Condition is not waivable by any Party.

“Offer” means the cash tender offer by DUG for all Covered Securities (which consist solely of ADSs) at the Final Offer Price, made under Sections 14(d) and 14(e) of the Exchange Act and Regulation 14D thereunder.

“Offer Conditions” means the conditions to the Offer set forth in Annex A, including the Minimum Tender Condition and the Majority-of-the-Minority Condition.

“Offer Documents” means the Schedule TO, the Schedule 13E-3, the Offer to Purchase, the related Letter of Transmittal and all amendments and supplements thereto.

“Offer Price” means US$16.25 to the seller in cash, without interest and less any applicable withholding Taxes.

“Order” means any order (temporary or otherwise), judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Permitted Liens” means any (i) Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been recorded on the DDI Financial Statements in accordance with IFRS, (ii) statutory Liens and landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens and security deposits incurred in the ordinary course of business consistent with past practice, in each case, for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, (iii) pledges, deposits or other Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, rights-of-way, zoning, building and other similar encumbrances incurred in the ordinary course of business that do not materially impair the use of the property subject thereto, (v) title exceptions disclosed by any title insurance commitment or title insurance policy for any real property owned or leased by DDI or any of its subsidiaries issued by a title company and delivered or otherwise made available to DUG, (vi) statutory Liens in favor of lessors and Liens granted to landlords under any lease arising in connection with any property leased to DDI or any of its subsidiaries, (vii) non-exclusive licenses of intellectual property granted by DDI or any of its subsidiaries in the ordinary course of business, (viii) Liens expressly disclosed on the DDI Financial Statements (including the notes thereto), (ix) Liens securing obligations under any credit facility of DDI or any of its subsidiaries disclosed in the DDI SEC Documents, (x) Liens created by or arising from the actions of DUG or any of its Affiliates (other than DDI and its subsidiaries), including any Liens granted to any lender in connection with the financing of the Transactions; and (xi) any other Liens that, individually or in the aggregate, would not be reasonably expected to materially interfere with the use thereof as currently used by DDI or any of its subsidiaries.

“Post-Offer Transaction” (referred to in the Offer Documents as the “second-step transaction”) means the second-step transaction under the KCA by which DUG acquires the Common Shares (including Common Shares represented by ADSs) not tendered in the Offer, as determined under Article 6 (which may be a Squeeze-Out Transaction or a Share Exchange Transaction).

“Share Exchange Transaction” means a comprehensive share exchange under the KCA, whether a small-scale share exchange (Article 360-10), a simplified share exchange (Article 360-9), or a general comprehensive share exchange (Articles 360-2 and 360-3), in each case for cash consideration.

“Small-Scale Threshold” means the ownership percentage at or above which the aggregate value of the cash or other property payable by DUG in the applicable comprehensive share exchange would not exceed five percent (5%) of DUG’s net assets reflected on the latest balance sheet applicable under Article 360-10 of the KCA, as determined in good faith by DUG after consultation with Korean counsel (estimated as of the date of this Agreement at approximately 97%, subject to final statutory calculation).

“Squeeze-Out Transaction” means the exercise by DUG of the controlling-shareholder statutory purchase right under Article 360-24 of the KCA, available where DUG (together with its subsidiaries as provided in Article 360-24(2) of the KCA) holds at least 95% of the Common Shares.

“Tax” means: (i) any Republic of Korea, U.S., federal, state, local or non-U.S. or Republic of Korea tax, assessment, fee, abandoned or unclaimed property or escheat obligation, or other similar charge of any kind whatsoever (including withholding on amounts paid to or by any Person) imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax or enforcement of any law in relation to Tax, including any net or gross income, gross receipts, capital gains, capital stock, sales, use, ad valorem, value added, transfer, franchise, profits, estimated, alternative or add-on minimum, environmental, inventory, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property (real or personal) or estimated tax; and (ii) any interest, penalties or additional amounts imposed by any Governmental Authority in respect of any item described in clause (i) of this definition or in respect of the filing or failure to file any Tax Return.

“Tax Return” means any return, notice, form, declaration, report, estimated return, claim for refund, information return or statement filed or required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment, and any amendment thereof.

“Tender Agent Certificate” means the written confirmation of the Tender Agent (as defined in Section 1.2), which may be delivered by email, setting forth the number of ADSs validly tendered and not validly withdrawn, on the basis of which the resulting ownership of DUG and its Affiliates shall be calculated in accordance with Annex B.

“Transactions” means the Offer, the Post-Offer Transaction and the other transactions contemplated by this Agreement.

“Unaffiliated ADSs” means ADSs held by Unaffiliated Holders.

“Unaffiliated Holders” means holders of ADSs or Common Shares other than DUG, its Affiliates, and the directors and officers of DUG and DDI.

ARTICLE 1. THE OFFER

1.1

Commencement. As promptly as practicable, and in any event no later than seven (7) Business Days after the date of this Agreement (the “Offer Commencement Outside Date”), DUG shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all Covered Securities (which consist solely of ADSs, it being understood that directly held Common Shares are not subject to the Offer) at the Final Offer Price, net to the seller in cash, without interest and less any applicable withholding Taxes. DUG and DDI shall agree on the Offer Commencement Date pursuant to the foregoing to be a date such that DDI is in a position to file the Schedule 14D-9 on the Offer Commencement Date, concurrently with the filing of the Schedule TO and the Schedule 13E-3 by DUG; provided, however, that in no event will the Offer Commencement Date be later than the Offer Commencement Outside Date (unless the Parties mutually agree in writing (by email being sufficient) to a later date). The date on which DUG commences the Offer is referred to as the “Offer Commencement Date”.

1.2

Terms. The Offer shall remain open for at least twenty (20) Business Days and shall otherwise comply with Regulation 14D, Regulation 14E and Rule 13e-3. DUG shall retain Citibank, N.A. as tender agent and paying agent (in such capacity, the “Tender Agent”), Roth Capital Partners, LLC shall act as dealer manager (in such capacity, the “Dealer Manager”), and Georgeson LLC shall act as information agent (in such capacity, the “Information Agent”).

1.3

Acceptance and Payment. Subject to the satisfaction or, where permitted by Article 2, valid waiver of the Offer Conditions as of the Expiration Time, DUG shall promptly (and in any event in compliance with Rule 14e-1(c)) accept for payment, and pay for, all ADSs validly tendered and not validly withdrawn.

1.4

No Financing Condition. The Offer is not subject to any financing condition. DUG represents that it has, or prior to the Acceptance Time will have (and following the Acceptance Time will continue to have), funds sufficient, from cash on hand and binding committed financing pursuant to the Debt Commitment, to pay for all Covered Securities and to fund the Post-Offer Transaction in full as and when such obligations are due and payable.

1.5

Price Increases. Any increase in the Final Offer Price made generally available to holders of ADSs in the Offer shall apply automatically and equally to all tendering holders without any need for further action of any kind.

ARTICLE 2. OFFER CONDITIONS; EXTENSION; WAIVER

2.1

Offer Conditions. The Offer is subject only to the Offer Conditions set forth in Annex A. If, as of the Expiration Time, any of the Offer Conditions have not been satisfied or waived, (a) DUG may, after consultation in good faith with the Special Committee and the Board, but shall not be required, to extend the Offer for one or more additional periods, and (b) DUG shall in any event extend the Offer for such additional periods as may be required by any Applicable Law or the rules and regulations of the SEC or Nasdaq or as is necessary to resolve any comments issued by the SEC or its staff applicable to the Offer, the Schedule TO, or the Offer Documents, the Schedule 13E-3, or the Schedule 14D-9; provided that no extension of the Offer shall extend past the earlier of (x) the termination of this Agreement pursuant to Article 13 and (y) the End Date.

2.2

Determination of Minimum Tender Condition. The satisfaction of the Minimum Tender Condition shall be determined objectively on the basis specified in Annex B, by reference to the Tender Agent Certificate, and not by any subjective determination of DUG. DUG shall cause the Tender Agent to inform DDI of the Tender Agent’s determination with respect to the satisfaction of the Minimum Tender Condition, and to take into account any reasonable comment of DDI in respect thereof.

2.3

Limited-Discretion Waiver. If DUG reasonably determines that the Minimum Tender Condition is not reasonably expected to be satisfied as of the then-scheduled Expiration Time, DUG may, with the prior written consent of DDI pursuant to Section 2.4 below, at any time prior to the then-scheduled Expiration Time, reduce the Minimum Tender Condition to a percentage not lower than ninety percent (90%) of the total issued and outstanding Common Shares (the “Waiver Floor”), subject to Applicable Law and Section 2.5. DUG shall have no obligation to reduce the Minimum Tender Condition. The Majority-of-the-Minority Condition and the Termination Condition may not be waived by any Party.

2.4

DDI Consent. Prior to reducing the Minimum Tender Condition, DUG shall consult in good faith with the Special Committee and shall obtain the prior written consent of DDI (given by the Board following the recommendation of the Special Committee, as applicable), which consent shall not be unreasonably withheld, conditioned or delayed.

2.5

Material Change Mechanics. Upon any reduction of the Minimum Tender Condition permitted by Section 2.3, DUG shall file an amendment to the Schedule TO and Schedule 13E-3, DDI shall file any required amendment to the Schedule 14D-9, the Parties shall promptly disseminate notice to holders, and DUG shall extend the Offer for the period required by Applicable Law and SEC staff guidance. No fixed number of Business Days shall be treated as an absolute contractual extension period; any change to the Final Offer Price or the percentage of securities sought within the meaning of Rule 14e-1(b) requires a minimum extension of ten (10) Business Days from the date notice of such change is disseminated to holders. The foregoing shall apply equally to any waiver by DUG of the condition set forth in clause (f) of the Offer Conditions set forth on Annex A. Notwithstanding anything in this Agreement to the contrary, unless otherwise provided by this Agreement, without the prior written consent of DDI (given by the Board following the recommendation of the Special Committee, as applicable), DUG shall not: (i) decrease the Offer Price; (ii) change the form of consideration to be paid in the Offer; (iii) decrease the number of ADSs sought in the Offer; (iv) extend or otherwise change the Expiration Time of the Offer except as otherwise provided herein (including as required pursuant to Section 2.1 of this Agreement); (v) impose conditions to the Offer in addition to the Offer Conditions; or (vi) otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner materially adverse to, or that would reasonably be expected to be materially adverse to, the Unaffiliated Holders in their capacities as such, which, for the avoidance of doubt, shall not include any waiver of the condition in clause (f) of Annex A (it being understood that any reduction of the Minimum Tender Condition shall require the consent of DDI in accordance with Sections 2.3 and 2.4).

2.6

Below the Waiver Floor. DUG may not reduce the Minimum Tender Condition below the Waiver Floor. If, as of the final Expiration Time, DUG and its Affiliates would own less than the Waiver Floor, either Party may terminate this Agreement in accordance with Section 13.1(c); upon termination, no ADSs shall be accepted for payment and all tendered ADSs shall be returned promptly to the holders thereof and this Agreement and the Transactions shall terminate as provided herein. The Minimum Tender Condition may be reduced, subject to the Waiver Floor, but not waived by any Party.

2.7

Subsequent Offering Period. Following expiration of the initial offering period, and provided that all Offer Conditions have been satisfied or, where permitted by this Article 2, validly waived and that DUG has accepted for payment all ADSs validly tendered and not validly withdrawn during the initial offering period, DUG may provide a subsequent offering period of not less than three (3) and not more than twenty (20) Business Days in accordance with Rule 14d-11 under the Exchange Act. During any subsequent offering period, withdrawal rights shall not apply, DUG shall immediately accept for payment and promptly pay for all ADSs as they are tendered, and the consideration paid shall be the same as the Final Offer Price paid during the initial offering period. DUG shall make the announcements in connection with any such subsequent offering period as required by Rule 14d-11 and Rule 14e-1(d) under the Exchange Act. A subsequent offering period is not an extension of the initial offering period and shall not be used in lieu of satisfying, or reducing subject to and in accordance with Section 2.3, the Minimum Tender Condition.

ARTICLE 3. DDI RECOMMENDATION; SCHEDULE 14D-9

3.1

Recommendation. The Special Committee has recommended that the Board approve this Agreement and the Transactions, and the Board, upon such recommendation and after consultation with its advisors and consideration of the Fairness Opinion, has (i) determined that this Agreement and the Transactions are in the best interests of DDI and its shareholders, including the Unaffiliated Holders, (ii) accepted such recommendation, (iii) approved this Agreement and the Transactions in accordance with Article 398 of the KCA and (iv) made the Company Recommendation. Subject to Section 3.4, DDI shall include the Company Recommendation in the Schedule 14D-9.

3.2

Schedule 14D-9. Subject to Section 1.1, DDI shall file the Schedule 14D-9 with the SEC and disseminate it to holders on the Offer Commencement Date, and shall include the Fairness Opinion and a description of the Fairness Opinion and the financial analyses relating thereto.

3.3

Cooperation. DUG shall provide DDI with information reasonably requested by counsel to DDI and the Special Committee for the Schedule 14D-9; each Party shall give the other a reasonable opportunity to review and comment on filings relating to the Transactions, including in connection with any comments from the Staff of the SEC and each Party shall consider and reflect in the relevant documentation any comments from the other Party made in good faith.

3.4

Recommendation Change. The Board, following the recommendation of the Special Committee, may make a change to the Company Recommendation only if (x) the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law, (y) the Special Committee makes a recommendation to the Board on the basis thereof, and (z) the Board makes the same determination in good faith, after consultation with its outside legal counsel; provided, however, that the Board shall not make any change to the Company Recommendation unless the Board shall have delivered to DUG written notice at least five (5) Business Days prior to taking such action that the Board intends to take such action, specifying in reasonable detail the reasons for the intended change to the Company Recommendation, and DUG shall not have made, within five (5) Business Days after receipt of such written notification, an offer to amend the terms of this Agreement that the Board, following the recommendation of the Special Committee determines in good faith, after consultation with outside legal counsel, obviates the need to effect the change to the Company Recommendation. If the then-scheduled Expiration Time would occur prior to the expiration of such five (5) Business Day period, DUG shall extend the Offer to a date that is not earlier than two (2) Business Days following the expiration of such period. Nothing in this Agreement shall restrict the Special Committee or the Board from receiving, considering or responding to any unsolicited proposal, or from making any disclosure required by Rule 14d-9 or Rule 14e-2 under the Exchange Act or other Applicable Law if the Board determines in good faith, after consultation with its outside legal counsel and following the recommendation of the Special Committee that the failure to do so would be inconsistent with its fiduciary duties under Applicable Law; provided that any change to the Company Recommendation shall be made only by the Board following the recommendation of the Special Committee and in compliance with this Section 3.4.

3.5

No Retributive Action; No Alternative Transaction. DUG confirms that none of (x) a failure of the Board to make or maintain the Company Recommendation, (y) the failure of the Special Committee to recommend to the Board to make or maintain the Company Recommendation and (z) any request by the Special Committee or the Board for an increase in the Final Offer Price or any other negotiation by the Board or the Special Committee regarding the Final Offer Price or other terms of the Offer or the Transactions shall result in any retributive action by DUG against DDI, the Special Committee, the Board or any member, employee or representative of the foregoing, and that, while this Agreement remains in effect, DUG shall not (a) sell, transfer or otherwise dispose of its Common Shares to any Person, (b) support, or vote in favor of, any alternative transaction involving DDI proposed by any third party unless such transaction has been recommended by the Special Committee and the Board in accordance with the terms hereof or (c) prior to completion of the Post-Offer Transaction, cause, request, propose or vote in favor of (and DUG shall cause its Affiliates and any director of DDI nominated by DUG not to cause, request, propose or vote in favor of) the delisting of the ADSs from Nasdaq, the termination of the Deposit Agreement or the deregistration of the ADSs or Common Shares under the Exchange Act, in each case, without the prior written consent of DDI acting through the Board (following the recommendation of or consultation with the Special Committee, as applicable); provided that clause (c) shall not apply to any delisting required by Nasdaq that is not the result of any action of DUG or its Affiliates. Clause (a) above does not apply to, and none of the following constitutes a sale, transfer or other disposition for the purposes of clause (a): (i) the creation of a pledge, mortgage or other security interest over DUG’s Common Shares in favor of, or for the benefit of, the lenders under the financing documents referred to in Schedule 2; and (ii) any transfer or other dealing in respect of DUG’s Common Shares that is required in order to implement the Post-Offer Transaction in accordance with Article 6. For the avoidance of doubt, any and all actions to be taken by DDI after the date hereof in connection with the Transactions shall be determined by the Board (following the recommendation of or consultation with the Special Committee, as applicable), and if this Agreement or Applicable Law requires or renders advisable the Board to receive a recommendation from the Special Committee prior to such determination, the Board will seek and receive such recommendation first in accordance with this Agreement or Applicable Law, as applicable.

ARTICLE 4. SEC FILINGS AND PUBLIC COMMUNICATIONS

4.1

DUG Filings. DUG is responsible for the Schedule TO-C, the Schedule 13D/A, the Schedule TO-T and the Schedule 13E-3 (which may be combined with the Schedule TO), the Offer to Purchase, amendments thereto, and its press releases and shareholder communications.

4.2

DDI Filings. DDI is responsible for the Schedule 14D-9-C, the Schedule 14D-9 and amendments, any Report on Form 6-K, and its communications to holders and ADS holders. DDI shall participate as a co-filing Person solely for purposes of Rule 13e-3, and not as an offeror or bidder, in the Schedule 13E-3 and its amendments, provide its required disclosures therein.

4.3

Mutual Cooperation. Each Party agrees to promptly correct any information provided by it for use in the materials described in Sections 4.1 and 4.2 if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect; shall provide the other Party and its counsel a reasonable opportunity to review and comment before filing; shall consider comments in good faith; shall promptly share SEC staff comments; and shall consult before any response, except where immediate response is required by Applicable Law.

4.4

Special Committee Disclosure. DUG shall not include in the Offer Documents or the Schedule 13E-3 any description of the Special Committee or the Board, their process, deliberations or advisors, the Company Recommendation or the Fairness Opinion without the prior review and approval of the Special Committee and DDI (not to be unreasonably withheld, conditioned or delayed), and DUG shall include in such documents all reasonable comments of the Special Committee and DDI with respect thereto. Each Party shall give the other prompt notice of any SEC staff comments and a reasonable opportunity to participate in any discussions with the SEC staff relating to the Transactions.

ARTICLE 5. SHAREHOLDER INFORMATION; CITI AND ADS MECHANICS; DEBT FINANCING; OTHER

5.1

Information. DDI shall provide DUG and the Tender Agent with the shareholder register, ADS position data and DTC-related information, and record-holder and beneficial-holder data, in each case to the extent reasonably available to DDI and within the limits of Applicable Law and the Deposit Agreement.

5.2

Depositary Cooperation. DUG shall use reasonable best efforts to cause the Depositary to take the actions reasonably necessary to implement the Offer and the applicable Post-Offer Transaction, subject to the Deposit Agreement and any separate agreement entered into with the Depositary. This Agreement does not impose obligations directly on the Depositary, which is not a party hereto.

5.3 ADS and Appraisal Matters.

a.

Based on the Deposit Agreement and written confirmation delivered by the Depositary to the Parties, the Depositary will not exercise appraisal or share-purchase (dissent) rights under Korean law on behalf of ADS holders.

b.

Accordingly, an ADS holder wishing to exercise such rights must, sufficiently in advance, cancel its ADSs, withdraw the underlying Common Shares, and become a registered holder on DDI’s shareholder register on or prior to the applicable record date or such other date as required under the KCA, and then exercise such appraisal or share-purchase (dissent) rights directly.

5.4	Debt Financing.

a.

DUG shall use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to obtain the Debt Financing contemplated by the Facility Agreement set forth on Schedule 2 (together with all exhibits, schedules, annexes and fee letters thereto, the “Debt Commitment”) on or before the Acceptance Time (and, with respect to amounts payable in connection with the Post-Offer Transaction, at or prior to the time such amounts become due and payable), on the terms and conditions described therein, including using reasonable best efforts to (i) maintain the Debt Commitment in effect, (ii) comply with all covenants and obligations under the Debt Commitment, (iii) not consent to any assignments by the lenders under the Debt Commitment, without DDI’s prior written consent (given by the Board following the recommendation of or consultation with the Special Committee, as applicable), which would not be unreasonably withheld, other than such assignments that do not have any of the effects described in clauses (A) through (D) of this Section 5.4(a), (iv) negotiate and enter into the Debt Financing Documents on the terms set forth in the Debt Commitment, (v) satisfy on a timely basis all conditions to funding within its control, (vi) enforce its rights under the Debt Commitment and (vii) assuming all conditions to funding contained in the applicable Debt Commitment have been satisfied or waived, consummate the Debt Financing concurrently with or prior to the Acceptance Time. DUG shall not, without DDI’s prior written consent (given by the Board following the recommendation of or consultation with the Special Committee, as applicable), take any action or omit to take any action under the Debt Commitment, including to agree to any amendment, modification, cancellation, termination or waiver thereof, that would (A) reduce the aggregate amount of the Debt Financing below the amount required to consummate the Transactions, (B) impose new or additional conditions or contingencies or adversely amend or expand the conditions relating to receipt or funding of the Debt Financing beyond those expressly set forth in the Debt Commitment on the date hereof to the Debt Financing, (C) otherwise reasonably be expected to prevent, materially delay or materially impair the Offer or the completion of the Post-Offer Transaction, or (D) adversely impact the ability of DUG to enforce its rights against any of the Debt Financing sources party to the Debt Commitment.

b.

If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment, DUG shall promptly notify DDI and shall use its reasonable best efforts to obtain alternative financing from the same or other sources, in an amount sufficient to consummate the Transactions. In the event that alternative financing is obtained, all references to the Debt Commitment shall be deemed to include such alternative financing and DUG shall promptly deliver to DDI true, correct and complete copies of all documentation for such alternative financing. DUG shall keep DDI reasonably informed of the status of its efforts to obtain the Debt Financing and, upon request by DDI, its compliance with the terms and covenants of the Debt Commitment. DUG shall keep DDI informed on a reasonably current basis and in reasonable detail, upon DDI’s reasonable written request, with respect to material developments concerning the status of the Debt Financing, including any actual material breach, default, repudiation, cancellation, or termination of any Debt Commitment or Debt Financing Document by any debt financing source party thereto.

c.

DUG shall indemnify and hold harmless DDI, its subsidiaries and their respective directors, officers and representatives from and against any losses incurred by them in connection with any cooperation provided by them in respect of the Debt Financing and any alternative financing.

5.5

Transaction Litigation. DDI shall provide DUG prompt notice of any litigation, actions, suits, or claims instituted or, to the Knowledge of DDI, threatened against DDI or any of its directors or officers relating to or in connection with this Agreement or the Transactions (“Transaction Litigation”). DDI shall keep DUG reasonably informed (including by providing copies of all pleadings and communications with respect thereto) and consult with DUG regarding the defense and settlement of any such Transaction Litigation, and DUG shall have a right to participate in (but not control) such defense or settlement at its own expense, including by giving DUG the opportunity to attend and participate in any external meetings. Without limiting the generality of the foregoing, none of DDI or any of its representatives shall agree to or propose any settlement of any such Transaction Litigation without DUG’s prior written consent which consent will not be unreasonably withheld, conditioned or delayed. Nothing in this Section 5.5 shall require DUG to bear any costs, expenses or other amounts relating to any Transaction Litigation, except as and to the extent expressly provided in Section 9.2.

ARTICLE 6. POST-OFFER TRANSACTION

6.1

General. Following completion of the Offer, DUG shall, as promptly as practicable, acquire all Common Shares not then owned by DUG (including all Common Shares represented by ADSs) through a Post-Offer Transaction under the KCA, and, subject to the requisite Board approval to be obtained at that time, DDI shall cooperate in implementing the lawful route selected by DUG in accordance with Section 6.3. Following the payment for all ADSs accepted for payment in the Offer, as promptly as practicable after the Acceptance Time, and in any event prior to the record date for any shareholders’ meeting of DDI, the execution of any share exchange agreement or the exercise of any purchase right contemplated by this Article 6, DUG shall, at its sole cost, surrender all ADSs acquired in the Offer to the Depositary for cancellation, withdraw the underlying Common Shares and cause such Common Shares to be registered in DUG’s own name on DDI’s shareholder register. DDI shall continue its separate corporate existence immediately following the Post-Offer Transaction. The consideration in the Post-Offer Transaction shall not be less favorable to the remaining holders than the Final Offer Price on an equivalent basis (twenty (20) ADSs representing one (1) Common Share, i.e., US$325.00 per Common Share based on the Offer Price of US$16.25 per ADS); if and only if a higher price is required by Applicable Law or finally determined by a court, that price shall apply.

6.2 Route Waterfall. Set forth below is a tabular summary of the potential routes to implementing the Post-Offer Transaction.

DUG ownership after the Offer	Post-offer route	Contractual treatment
At or above the Small-Scale Threshold	DUG-side small-scale (Art. 360-10) + DDI-side simplified (Art. 360-9) share exchange	DUG’s election; separate share exchange agreement executed

≥95% but below the Small-Scale Threshold	Controlling-shareholder squeeze-out (KCA Art. 360-24)	Default route; no share exchange agreement required

≥90% but <95%	DDI-side simplified share exchange (Art. 360-9) + DUG-side general comprehensive share exchange (Arts. 360-2, 360-3)	Only where DUG has reduced the Minimum Tender Condition to ≥90%; one share exchange agreement, asymmetric approvals (DDI board; DUG shareholders’ special resolution)

Below 90%	No post-offer transaction	Offer extended or terminated

6.3 DUG Route Selection Right. Following the Acceptance Time, DUG shall determine, after good faith consultation with the Special Committee, the form of the Post-Offer Transaction from among the transaction structures then legally available under the KCA, provided that the selected route (a) is legally available; (b) is reasonably expected to be completed as promptly as reasonably practicable; (c) provides the remaining holders economic consideration not less favorable than the Final Offer Price; (d) imposes no additional contribution or affirmative obligation on the remaining holders; and (e) does not require DDI or its subsidiaries to fund from their own resources the purchase price of any Common Shares under Article 360-5 of the KCA, it being understood that DUG shall make the necessary funds available to DDI for such purpose, and that the allocation of any other costs and expenses relating to the Post-Offer Transaction shall be addressed in the definitive documentation for the Post-Offer Transaction (including any share exchange agreement under Section 6.7). Prior to any approval by the Board of any Post-Offer Transaction, or of any proposal thereof to DDI’s shareholders, the Special Committee shall be entitled to obtain such updated financial advice (including any bring-down of the Fairness Opinion) as it considers appropriate.

6.4 ≥95% Squeeze-Out: (Art. 360-24).

If DUG holds for its own account (aggregated with its subsidiaries as provided in Article 360-24(2) of the KCA) at least 95% of the Common Shares, DUG may effect a Squeeze-Out Transaction in which case DUG shall, in accordance with Articles 360-24 through 360-26 of the KCA, exercise the statutory purchase right, prepare the management-purpose and price basis, request DDI shareholder approval to the extent required, and effect notice, public notice and payment or deposit; DDI shall convene its Board and shareholders’ meeting as required, prepare holder materials and notices, respond to price negotiation and any court valuation proceeding, and update the shareholder register and the Depositary instructions. The price shall be an amount per Common Share or ADS, as applicable, equal to the Final Offer Price on an equivalent basis (US$325.00 per Common Share based on the Offer Price of US$16.25 per ADS), or such higher amount as may be required by Applicable Law or finally determined by a court of competent jurisdiction.

6.5 At or Above the Small-Scale Threshold: DUG Small-Scale (Art 360-10) + DDI Simplified Exchange (Art 360-9).

If DUG’s ownership is at or above the Small-Scale Threshold, DUG may proceed to promptly execute a separate share exchange agreement with DDI providing for a DUG-side small-scale share exchange (Art. 360-10) combined with a DDI-side simplified share exchange (Art. 360-9), and, subject to the approval of such agreement by the Board in accordance with Article 398 of the KCA and to the fiduciary duty of the Board under Applicable Law, the Parties shall promptly execute such agreement. DUG shall re-confirm the 5% net-asset test and DDI shall re-confirm the simplified-exchange requirements. If the small-scale procedure is blocked by shareholder opposition reaching the statutory threshold, the Parties shall implement a fallback route (a Squeeze-Out Transaction if then available at ≥95%, otherwise a general share exchange pursuant to Section 6.6).

6.6 ≥90% but <95%: DDI Simplified Exchange (Art 360-9) + DUG General Comprehensive Share Exchange (Arts 360-2, 360-3).

This Section applies only if DUG has lawfully reduced the Minimum Tender Condition to at least the Waiver Floor. On the DDI side, because DUG holds at least 90% of DDI’s Common Shares, the simplified share exchange procedure under Article 360-9 applies, and DDI’s shareholders’ meeting approval is replaced by Board approval (subject to the statutory dissent-notice procedure and Korean-counsel confirmation of any limits on the simplified procedure). On the DUG side, the transaction is effected as a general comprehensive share exchange under Articles 360-2 and 360-3 (not a small-scale share exchange), which requires a special resolution of DUG’s shareholders and gives rise to appraisal / share-purchase rights of DUG’s dissenting shareholders; DUG shall prepare its shareholders’ meeting notice, pre-disclosure, appraisal notice and related DART/Korea Exchange (“KRX”) disclosures.

a.

The Parties shall execute one route-specific share exchange agreement, with asymmetric internal approvals: DDI — board approval under the simplified procedure; DUG — shareholders’ special resolution under the general procedure.

b.	DUG shall not, after the Acceptance Time, withdraw its acceptance or return any acquired ADSs by reason of the existence of a DUG shareholders’ meeting or DUG appraisal risk.

c.

This Agreement expressly provides for: the obligation to execute the share exchange agreement (subject, in the case of DDI, to approval by the Board in accordance with Article 398 of the KCA); DUG’s obligation to convene its shareholders’ meeting and seek approval; DDI’s obligation to obtain approval of the Board following the recommendation of or consultation with the Special Committee, as applicable, subject to the fiduciary duty of the Board under Applicable Law, and to implement the simplified procedure; DUG’s obligation to fund DUG dissenting-shareholder purchase demands; the same-or-higher economic consideration principle; and the obligation to complete as promptly as reasonably practicable using reasonable best efforts.

6.7 Separate Statutory Documents. If completion of the Post-Offer Transaction requires a share exchange agreement under the KCA, DUG and DDI shall as promptly as practicable negotiate and, subject to the approval of such agreement by the Board in accordance with Article 398 of the KCA and to the fiduciary duty of the Board under Applicable Law, execute and deliver such agreement substantially on the terms set forth herein and containing no economic terms less favorable to the remaining holders than those set forth in this Agreement.

6.8. Board Approval. For the avoidance of doubt, any and all Board approvals required in connection with the Post-Offer Transactions shall only be made at the time of the Post-Offer Transactions, and no provision of this Agreement shall act as a waiver of any such approvals.

ARTICLE 7. EQUAL TREATMENT

7.1

Same Consideration. All holders whose ADSs are validly tendered and accepted for payment in the Offer shall receive the same Final Offer Price. Any increase in the Final Offer Price shall apply automatically to all such holders. No separate, additional or preferential consideration, and no side payment, consulting fee, disposition fee or similar arrangement, shall be provided to any holder in respect of Covered Securities. The Offer shall be conducted in compliance with Rule 14d-10 under the Exchange Act.

7.2

No Support or Voting Agreements. Neither DUG nor any of its Affiliates has entered into, or shall enter into, any tender and support agreement, voting agreement or other agreement, arrangement or understanding with any holder of ADSs or Common Shares with respect to the tender, voting or disposition of Covered Securities. ADSs held by Unaffiliated Holders are counted toward the Minimum Tender Condition to the extent validly tendered and not validly withdrawn and, because such holders are unaffiliated, are included in the denominator of the Majority-of-the-Minority Condition and, to the extent so tendered and not withdrawn, in the numerator.

7.3

Post-Offer Price. The consideration payable to the remaining holders in the Post-Offer Transaction shall have an economic value equivalent to the Final Offer Price (reflecting the 20:1 ADS-to-Common-Share ratio, i.e., US$325.00 per Common Share based on the initial Offer Price of US$16.25 per ADS), or such higher amount as required by Applicable Law or finally determined by a court; for that purpose, any KRW/USD conversion shall be made at the base exchange rate first announced by Seoul Money Brokerage Services, Ltd. on the date of the comprehensive share exchange (or, where the Post-Offer Transaction is effected as a Squeeze-Out Transaction, on the date of payment or deposit of the purchase price). The amount actually receivable by an ADS holder in the Post-Offer Transaction shall not, after deduction of ADS cancellation fees and other depositary charges, be less than the Final Offer Price per ADS (US$16.25 per ADS), and any such fees and charges shall be borne by DUG in accordance with Article 15.

ARTICLE 8. INTERIM OPERATIONS

From the date of this Agreement until the earlier of the Acceptance Time and the date, if any, on which this Agreement is terminated pursuant to Article 13, except (a) as may be required by Applicable Law, (b) as may be requested or agreed to in writing by DUG (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be approved by the Board (or any committee thereof) with the affirmative vote of any director of DDI which were former DUG employees or (d) as may be expressly required or permitted pursuant to this Agreement (the exceptions set forth in the foregoing clauses (a) – (d), the “Interim Covenant Exceptions”), DDI shall, and shall cause each of its subsidiaries to, use its and their commercially reasonable efforts to: (i) conduct in all material respects its business in the ordinary course of business and preserve in all material respects its present business organization and (ii) timely file its SEC reports. Without limiting the generality of the foregoing sentence, except pursuant to any Interim Covenant Exception, from the date of this Agreement until the earlier of the Acceptance Time and the date, if any, on which this Agreement is terminated pursuant to Article 13, DDI shall not, nor shall it permit any of its subsidiaries to:

a.

amend its or any of its subsidiaries’ organizational documents, other than (i) in immaterial respects or (ii) amendments to the governing documents of any subsidiary that would not prevent, materially delay or materially impair the Offer or the other transactions contemplated by this Agreement;

b.

(i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends or other such distributions by or among any of its subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any DDI securities or any subsidiary securities, except as required by the terms of any DDI Plan;

c.	make any disposition of assets with a value in excess of US$5,000,000 individually or US$20,000,000 in the aggregate, other than in the ordinary course of business;

d.

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any business, division, corporation, partnership, or other business organization or division thereof other than acquisitions for consideration not exceeding US$5,000,000 individually or US$20,000,000 in the aggregate;

e.

incur any indebtedness or guarantees thereof in excess of US$20,000,000 in the aggregate, other than under existing credit facilities, intercompany indebtedness and trade payables in the ordinary course of business;

f.	make any loans, advances or capital contributions to, or investments in, any other Person (other than loans or advances among DDI and any of its subsidiaries);

g.	complete any treasury-share transactions or changes to its capital structure other than pursuant to any DDI Plan;

h.	make any amendment of any DDI Material Contract (other than amendments in the ordinary course of business and consistent with past practice);

i.

settle any lawsuit before a Governmental Authority other than any settlement (i) for an amount not in excess of the amount reflected or reserved against in the DDI Financial Statements or (ii) involving solely the payment of monetary damages by DDI or its subsidiaries not in excess of US$5,000,000 individually or US$20,000,000 in the aggregate;

j.	change DDI’s methods of financial accounting, except as required by International Financial Reporting Standards (“IFRS”);

k.

(i) settle any material tax claim, audit or assessment for an amount materially in excess of amounts reserved in DDI Financial Statements or (ii) seek any material written ruling from a taxing authority; or

l.	agree, resolve or commit to do any of the foregoing.

ARTICLE 9. NO TERMINATION FEE; EXPENSES

9.1

No Termination Fee. No termination fee, break-up fee, expense reimbursement or similar payment shall be payable by either Party (or any of its affiliates) upon or in connection with the termination of this Agreement or the abandonment of the Offer or the Post-Offer Transaction.

9.2

Expenses. Except as otherwise expressly provided in this Agreement, each Party shall bear its own fees, costs and expenses incurred in connection with this Agreement and the Transactions, whether or not the Offer or the Post-Offer Transaction is consummated; provided that, notwithstanding the foregoing, DUG shall, within ten (10) Business Days after receipt of a written claim from DDI that individually itemizes the relevant costs and expenses and is accompanied by reasonable supporting documentation, reimburse DDI for 50% of such reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by DDI or its subsidiaries in connection with this Agreement, the Offer and the other transactions contemplated by this Agreement (including without limitation the Post-Offer Transaction and costs and expenses incurred by the Special Committee), whether or not the Offer or the Post-Offer Transaction is consummated; provided, further, that DUG shall have no obligation to reimburse any costs or expenses relating to any bring-down of the Fairness Opinion or any other updated financial advice obtained by the Special Committee, the Board or DDI.

ARTICLE 10. REPRESENTATIONS AND WARRANTIES

10.1	DDI Representations.

Except (a) as disclosed in the DDI SEC Documents filed or furnished since January 1, 2023 and prior to the date hereof (other than as set forth in the forward-looking statements or the “risk factors” contained therein or other disclosures that are predictive, cautionary or forward-looking in nature) or (b) as set forth in the corresponding sections of the disclosure schedules delivered to DUG by DDI at the time of entering into this Agreement (the “DDI Disclosure Schedules”), DDI represents and warrants to DUG as follows:

a.

Organization; Subsidiaries. DDI is validly incorporated, in existence and duly registered under the laws of the Republic of Korea. Each of DDI’s subsidiaries is validly incorporated and in existence under the laws of its respective jurisdiction of organization.

b.	Power and Authorization. DDI has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement in accordance with its terms.

c.

Binding Obligation. This Agreement constitutes a valid, legal and binding obligation on DDI in accordance with the terms set forth herein, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally.

d.	Capitalization. The capitalization information of DDI set forth in Schedule 1 is true and correct.

e.

Non-contravention. The execution by DDI of this Agreement, the performance by it of its obligations under this Agreement and the completion of the Transactions, (i) will not violate or conflict in any material respect with the organizational documents of DDI or any of its subsidiaries or (ii) assuming all authorizations, waivers, consents, filings, registrations and approvals described in Article 4, Article 11 and Annex A have been obtained, made or given, will not violate or conflict with any Applicable Law, except in the case of clause (ii) as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

f.

Absence of Changes. Since January 1, 2026 and through the date of this Agreement, there has not been any change, event, occurrence, condition, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect. Since January 1, 2026 and through the date of this Agreement, other than with respect to the negotiation and execution of this Agreement and the contemplated Transactions, DDI and its subsidiaries have conducted their respective businesses in the ordinary course of such businesses in all material respects.

g.

No Undisclosed Liabilities. There are no obligations or liabilities of DDI or any of its subsidiaries, whether or not accrued, on- or off-balance sheet, contingent, absolute or otherwise other than (a) liabilities or obligations to the extent disclosed, reflected, reserved against or otherwise provided for in the audited consolidated statement of financial position of DDI as of December 31, 2025 and the notes thereto included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed by DDI with the SEC on March 31, 2026 (the “DDI Financial Statements”), (b) liabilities or obligations incurred in the ordinary course of business since January 1, 2026, (c) liabilities or obligations arising out of this Agreement or the Transactions or (d) liabilities or obligations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

h.

SEC Documents. DDI has filed or furnished all registration statements, prospectuses, forms, reports, schedules, statements and other documents required to be filed or furnished by it with the SEC since January 1, 2023 (collectively, together with all exhibits, financial statements and schedules thereto and all documents and information incorporated therein by reference, the “DDI SEC Documents”). As of its filing or furnishing date (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), each DDI SEC Document complied in all material respects with the applicable requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (“SOX”), and the applicable rules and regulations of the SEC and Nasdaq, in each case as in effect at such time. As of its filing or furnishing date (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), no DDI SEC Document contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. DDI has filed all certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the DDI SEC Documents. As of the date hereof, there are no outstanding or unresolved comments received from the SEC staff with respect to any DDI SEC Document, and, to the Knowledge of DDI, none of the DDI SEC Documents is the subject of any ongoing SEC review or investigation.

i.

Financial Statements. The DDI Financial Statements fairly present in all material respects, in conformity with IFRS applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of DDI and its subsidiaries as of December 31, 2025.

j.	Disclosure Documents.

(i)

Each document required to be distributed or otherwise disseminated to DDI’s shareholders in connection with the Transactions, including the Schedule 14D-9 to be filed with the SEC in connection with the Offer (collectively, together with any amendments or supplements, the “DDI Disclosure Documents”), when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(ii)

Any DDI Disclosure Document, at the time of the filing of such DDI Disclosure Document or any supplement or amendment, and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(iii)

The information with respect to DDI or any of its subsidiaries that DDI supplies to DUG specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO or any amendment or supplement, at the time of any distribution or dissemination of the Offer Documents and at the Acceptance Time (except, in the case of the Acceptance Time, to the extent such information has been corrected in accordance with Section 4.3), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 10.1(j) will not apply to statements or omissions included or incorporated by reference in the DDI Disclosure Documents, Schedule TO, Offer Documents and Schedule 13E-3 based upon information supplied by or on behalf of DUG, its Affiliates or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

k.

Compliance with Laws. DDI and each of its subsidiaries is in compliance with, and to the Knowledge of DDI, is not under investigation with respect to and has not been threatened in writing to be charged with or given notice of any violation of, any Applicable Law, except as would not have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, there is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against DDI or any of its subsidiaries that has had or would have, individually or in the aggregate, a Material Adverse Effect.

l.

Properties. Except as would not have, individually or in the aggregate, a Material Adverse Effect, DDI and its subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the DDI Financial Statements or acquired on or after January 1, 2026, except as have been disposed in the ordinary course of business, free and clear of all Liens (other than Permitted Liens).

m.

Litigation. As of the date of this Agreement, there is no Action pending against, or, to the Knowledge of DDI, threatened against, DDI or any of its subsidiaries, or any present or former officer, director or employee of DDI or any of its subsidiaries in their capacities as such or against any of their respective properties before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority, or any order, injunction, judgment, decree or ruling of any Governmental Authority outstanding against DDI or any of its subsidiaries, in each case except as would not have, individually or in the aggregate, a Material Adverse Effect.

n.

Employee Benefit Plans. No action, suit, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the Knowledge of DDI, is threatened against or threatened to involve any DDI Plan, before any arbitrator or any Governmental Authority, which would have, individually or in the aggregate, a Material Adverse Effect.

o.

Material Contracts. Except for breaches, violations or defaults that would not have, individually or in the aggregate, a Material Adverse Effect, (i) each DDI Material Contract (other than a DDI Plan) is valid and in full force and effect, and (ii) neither DDI nor any of its subsidiaries is in default under any DDI Material Contract, and no condition exists that with notice or lapse of time or both would constitute a default of any such DDI Material Contract.

p.

Taxes. Except as would not have, individually or in the aggregate, a Material Adverse Effect, DDI and each of its subsidiaries has filed all Tax Returns required to be filed by it and has paid all Taxes due and payable, except for Taxes being contested in good faith.

q.

Brokers. Except as set forth in the DDI Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of DDI or any of its subsidiaries.

r.

Opinion of Financial Advisor. Prior to execution of this Agreement, the Special Committee has received the Fairness Opinion and provided a copy of it (on a non-reliance basis and for informational purposes only) to the Board.

s.

No Other DDI Representations. Except for the representations and warranties contained in this Section 10.1, DDI makes no other express or implied representation or warranty on behalf of DDI or any of its Affiliates. DDI and its Affiliates disclaim any other representations or warranties, whether made by DDI or any of its Affiliates, or any of their respective officers, directors, employees, agents, advisors or representatives. DUG acknowledges and agrees that it has conducted its own independent investigation of DDI and its subsidiaries and that, in entering into this Agreement, it has not relied on any representation or warranty, express or implied, other than those expressly set forth in this Section 10.1 (as qualified by the DDI SEC Documents and the DDI Disclosure Schedules).

10.2 DUG Representations.

DUG represents and warrants to DDI as follows:

a.	Organization. DUG is validly incorporated, in existence and duly registered under the laws of the Republic of Korea.

b.	Power and Authorization. DUG has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement in accordance with its terms.

c.	Binding Obligation. This Agreement constitutes a valid, legal and binding obligation on DUG in accordance with the terms set forth herein.

d.

Ownership of Common Shares and ADSs. DUG beneficially owns 1,661,191 Common Shares, its Affiliates do not beneficially own any Common Shares and DUG and its Affiliates beneficially own no ADSs of DDI as of the date of this Agreement.

e.	Disclosure Documents.

(i)

Each of the Offer Documents to be filed with the SEC or distributed or otherwise disseminated to holders of ADSs in connection with the Offer, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(ii)

Any Offer Document, at the time of the filing of such Offer Document or any supplement or amendment, and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(iii)

The information with respect to DUG or any of its Affiliates that DUG supplies to DDI specifically for use in the Schedule 14D-9 and the other DDI Disclosure Documents, at the time of the filing of the Schedule 14D-9 or any amendment or supplement, at the time of any distribution or dissemination of the DDI Disclosure Documents and at the Acceptance Time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 10.2(e) will not apply to statements or omissions included or incorporated by reference in the Offer Documents, Schedule TO, Schedule 13E-3 and DDI Disclosure Documents based upon information supplied by or on behalf of DDI, its subsidiaries or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

f.

Non-contravention. The execution and performance by DUG of this Agreement and the completion by DUG of the Transactions do not and will not (i) result in any material breach of any provision of the organizational documents of DUG, (ii) contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Article 4, Article 11 and Annex A, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination or cancellation of any material agreement binding upon DUG, or (iv) result in the creation or imposition of any Lien on any asset of DUG, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not have, individually or in the aggregate, a DUG Material Adverse Effect.

g.

Governmental Authorizations. The execution and performance by DUG of this Agreement and the completion by DUG of the Transactions require no action by or in respect of, or filing by DUG with, any Governmental Authority, other than (i) compliance with any applicable requirements of the Exchange Act and any other applicable securities laws, including the filing with the SEC of the Offer Documents, (ii) the Korea Filings and (iii) any other actions or filings the absence of which would not have, individually or in the aggregate, a DUG Material Adverse Effect.

h.

Litigation. As of the date hereof, there are no Actions pending or, to the knowledge of DUG, threatened, against DUG, except those that are not reasonably likely to, individually or in the aggregate, have a DUG Material Adverse Effect.

i.

Sufficiency of Funds. DUG has, or prior to the Acceptance Time and at the time of payment of the consideration in the Post-Offer Transaction will have, funds sufficient, from cash on hand and binding committed financing, to pay for all amounts payable by DUG in respect of the Covered Securities and the Post-Offer Transaction and all fees and expenses payable by DUG under this Agreement. DUG has delivered to the Special Committee and DDI true, correct and complete copies of the executed Debt Commitment described in Schedule 2 (together with any fee letter, which may be redacted solely as to fee amounts and other economic terms that do not affect conditionality, availability or aggregate amount) (the “Debt Financing Documents” and the financing thereunder, the “Debt Financing”). As of the date hereof, the Debt Financing Documents are in full force and effect, are legal, valid and binding obligations of DUG and, to DUG’s knowledge, each other party thereto, and have not been amended, modified, withdrawn or rescinded. There are no side letters or other agreements relating to the Debt Financing that could affect its availability, conditionality or aggregate amount. There are no conditions precedent to the funding of the Debt Financing other than those expressly set forth in the Debt Financing Documents. No event has occurred that, with or without notice or lapse of time, would constitute a default or breach by DUG under the Debt Financing Documents, and DUG has no reason to believe that any condition to the Debt Financing will not be satisfied or that the Debt Financing will not be available on the date required.

j.

Brokers. Except for Roth Capital Partners, LLC (in its capacity as Dealer Manager) and Korea Investment & Securities Co., Ltd. (in its capacity as mandated lead arranger or lender in connection with the financing of the Transactions or securities broker for DUG solely in connection with the settlement of ADSs acquired pursuant to the Offer (and not for any purchase outside the Offer)), the fees and expenses of each of which shall be borne by DUG, there is no investment banker, financial advisor, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of DUG or its Affiliates that might be entitled to any fee or commission in connection with the Transactions.

k.

No Other DUG Representations. Except for the representations and warranties contained in this Section 10.2, DUG makes no other express or implied representation or warranty on behalf of DUG or any of its Affiliates. DUG and its Affiliates disclaim any other representations or warranties, whether made by DUG or any of its Affiliates, or any of their respective officers, directors, employees, agents, advisors or representatives.

ARTICLE 11. EFFORTS; REGULATORY MATTERS

Each Party shall use reasonable best efforts to consummate the Transactions and take, or cause to be taken, such other actions as may be reasonably necessary, proper or advisable to carry out any of the provisions of this Agreement, including cooperating on U.S. and Korean filings (including (i) the disclosures to be made by DUG on DART and to the KRX under the Financial Investment Services and Capital Markets Act of Korea and the applicable KRX disclosure regulations, (ii) the reports or filings required to be made by DUG under the Foreign Exchange Transactions Act of Korea and the regulations thereunder and (iii) the board and shareholders’ meeting resolutions, notices, public notices, disclosures and other procedures required under the KCA in connection with the Post-Offer Transaction) (collectively, the “Korea Filings”); responding to Nasdaq, the SEC, the KRX, the Financial Supervisory Service and other authorities; making required approvals and notices; and seeking to resolve any legal restraint. Each Party shall also promptly furnish to the other such information concerning itself as is reasonably required for any filing, notice or response contemplated by this Agreement. Notwithstanding the foregoing, neither Party shall be required to (a) sell, divest, hold separate or otherwise dispose of any material asset or business, (b) accept any material financial or operational burden or any material limitation on the conduct of its business not expressly provided for in this Agreement, or (c) accept any other material burden not expressly provided for in this Agreement. DDI’s obligation in respect of DUG’s financing is limited to reasonable cooperation, and DDI shall not be required to guarantee, provide credit support for, or assure the availability or outcome of any financing, to pay any commitment or other fee, or to incur any liability in connection with any financing that would be effective prior to the completion of the Post-Offer Transaction. DUG’s obligations under this Agreement are not conditioned on the availability of financing.

ARTICLE 12. D&O INDEMNIFICATION

From and after the Acceptance Time, DUG shall cause to be maintained in effect the indemnification obligations of DDI to its directors and officers (the “Indemnified Persons”) and advancement of expenses that are no less advantageous to the intended beneficiaries than those in existence as of the date of this Agreement. The rights of each Indemnified Person under this Article 12 shall be in addition to any rights such Person may have under the organizational documents of DDI or any of its subsidiaries, under Applicable Law or under any agreement with DDI or any of its subsidiaries, and shall survive the consummation of the Transactions.

ARTICLE 13. TERMINATION

13.1	Termination Prior to the Acceptance Time.

This Agreement may be terminated prior to the Acceptance Time: (a) by mutual agreement; (b) by either Party if the Acceptance Time has not occurred by the End Date, provided that a Party whose material breach has been the principal cause of the failure of the Acceptance Time to occur by the End Date may not terminate this Agreement pursuant to this Section 13.1(b); (c) by either Party if, as of the final Expiration Time, DUG and its Affiliates would own less than ninety percent (90%) of the Common Shares; (d) by either Party if the Majority-of-the-Minority Condition is not satisfied as of the final Expiration Time; (e) upon a legal restraint on the Transactions becoming final and non-appealable; (f) by a Party in accordance with Section 13.1A upon a material breach by the other Party; or (g) by DUG upon a change in Company Recommendation. Termination under clause (c) or (d) may be effected only after the final Expiration Time has occurred.

13.1A Cure Period. A Party may terminate this Agreement by written notice if the other Party has materially breached any representation, warranty or covenant contained herein and such breach is incapable of being cured or, if curable, has not been cured within ten (10) calendar days after receipt of written notice describing the breach in reasonable detail; provided that a Party may not terminate under this Section if its material breach was the principal cause of the failure of the Transactions to be consummated; provided, further, that DUG may terminate under this Section 13.1A for a breach of any representation, warranty, covenant or agreement of DDI only if such breach would cause the condition in clause (d) of Annex A not to be satisfied, and provided, further that no such breach by DDI shall be taken into account for purposes of this Section 13.1A to the extent such breach directly results from any action (or failure to act) by DDI that is directed, approved or authorized by DUG.

13.1B Failure of the Minimum Tender Condition; Return of Tendered ADSs. If, as of the final Expiration Time, the Minimum Tender Condition is not satisfied and DUG and its Affiliates would own less than the Waiver Floor upon acceptance of all tendered (and not validly withdrawn) ADSs, DUG shall terminate the Offer, no ADSs shall be accepted for payment, and DUG shall cause all ADSs tendered in the Offer to be returned promptly to the tendering holders in accordance with Rule 14e-1(c) and the Offer Documents, without any consideration or expense being charged to such holders.

13.2 After the Acceptance Time.

From and after the Acceptance Time, neither Party may terminate this Agreement or the covenants relating to the Post-Offer Transaction; where a selected route becomes legally unavailable or otherwise cannot be completed, the Parties shall implement an alternative lawful route in accordance with Section 6.3. Diminished economics, appraisal risk or procedural delay shall not permit termination.

13.3 Effect of Termination; Survival.

a.

In the event of termination of this Agreement pursuant to Section 13.1, this Agreement (other than as set forth in this Section 13.3) shall become void and of no effect with no liability on the part of either Party hereto (or any of its respective Affiliates). Notwithstanding the foregoing, neither Party shall be released from any liabilities or damages arising from fraud or Willful Breach, and the Parties acknowledge and agree that, to the fullest extent permitted under Applicable Law, such liabilities or damages will not be limited to reimbursement of expenses or out-of-pocket costs. “Willful Breach” means a material breach of any covenant or agreement set forth in this Agreement that is a consequence of an act or failure to act by the breaching Party with the actual knowledge (as opposed to imputed or constructive knowledge or knowledge that could have been obtained after inquiry, or recklessness or negligence) that the taking of such act or failure to act would, or would reasonably be expected to, cause or constitute a material breach of such covenant or agreement.

b.

This Section 13.3, Section 5.4(c) (Debt Financing), Article 9 (No Termination Fee; Expenses), Article 12 (D&O Indemnification), the last three sentences of Article 11 (Efforts; Regulatory Matters), Article 14 (Specific Performance), Article 15 (Expenses and Fees), Article 16 (Public Announcements) and Article 17 (Miscellaneous) shall survive any termination hereof pursuant to Section 13.1.

ARTICLE 14. SPECIFIC PERFORMANCE

The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages would be an inadequate remedy and that each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity, including, in the case of DDI, the right to cause DUG to commence the Offer, accept for payment and pay for all ADSs validly tendered and not validly withdrawn if the Offer Conditions are met, draw down the Debt Financing and consummate the Post-Offer Transaction. Each Party waives any requirement for the posting of a bond in connection with any such remedy. This Article shall not be used to compel the fairness determination that the Special Committee must make independently under Applicable Law.

ARTICLE 15. EXPENSES AND FEES

Subject to Section 9.2, (i) DUG shall bear the fees and expenses of the Tender Agent, the Information Agent and the Dealer Manager, the fees and expenses of the Depositary and all ADS corporate-action costs relating to the Offer and the Post-Offer Transaction, the costs of preparing, filing, printing and disseminating the Offer Documents and the Schedule 13E-3, and all costs of DUG’s financing; and (ii) DDI shall bear the fees and expenses of its own independent legal counsel and its independent financial advisor, the fees and expenses relating to the Fairness Opinion, and the costs of preparing and filing the Schedule 14D-9.

ARTICLE 16. PUBLIC ANNOUNCEMENTS

The Parties shall consult with each other before issuing any press release, scheduling any press conference or conference call with investors or analysts, or making any other public statement with respect to this Agreement or the Transactions and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, including Nasdaq or KRX, shall not issue any such press release, schedule any such press conference or conference call or make any such other public statement before such consultation. The Parties shall consult with each other and agree in advance on the initial joint or coordinated press release regarding the Transactions, which shall be in a form mutually agreed by the Parties. Notwithstanding the foregoing, (i) after the issuance of any press release or the making of any public statement with respect to which the foregoing consultation procedures have been followed, either Party may issue such additional publications or press releases and make such other customary announcements without consulting with the other Party so long as such additional publications, press releases and announcements do not disclose any non-public information regarding the Transactions beyond the scope of the disclosure included in the press release or public statement with respect to which the other Party had been consulted and (ii) no consultation shall be required before issuance by DDI or DUG of any communication relating to a change to the Company Recommendation or, in the case of DUG, any action taken by DUG in response thereto that is permitted by this Agreement (including Section 3.5).

ARTICLE 17. MISCELLANEOUS

17.1

Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed duly given: (a) upon delivery, if delivered by hand; (b) on the first business day following deposit, if sent by a nationally recognized overnight courier with all charges prepaid; or (c) upon confirmation of transmission, if sent by email, in each case to the following addresses: if to DUG, DoubleU Games Co., Ltd., 16F, GFC, 152, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea (06236), Attention: Jaeyoung Choi, Chief Financial Officer, Email: ir@doubleugames.com; and if to DDI, DoubleDown Interactive Co., Ltd., 6671 S. Las Vegas Blvd., Building D, Suite 210, Las Vegas, Nevada, USA, Attention: Joseph A. Sigrist, Chief Financial Officer (with a copy to the Special Committee and its outside legal counsel at Ropes & Gray LLP, Attention: Suni Sreepada and Jaewoo Lee, Email: suni.sreepada@ropesgray.com and jaewoo.lee@ropesgray.com ), and DDI’s outside legal counsel at Greenberg Traurig, LLP, Attention Doron Lipshitz and Barbara Jones, Email:Doron.Lipshitz@gtlaw.com; Barbara.Jones@gtlaw.com). A Party may change its address, email address or designated recipient for notices by giving notice to the other Party in the manner provided in this Section, such change to be effective on the fifth business day after such notice is deemed given.

17.2	Amendment and Waivers.

a.

Any provision of this Agreement may be amended or waived prior to the Acceptance Time if such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by the Party against whom the waiver is to be effective; provided that (i) any such amendment accepted or waiver given by DDI shall be approved by the Board following the recommendation of the Special Committee and (ii) after the Acceptance Time, no amendment or waiver shall be made that decreases the amount, or changes the form of, the Final Offer Price or that would adversely affect the rights of the Unaffiliated Holders in connection with the Offer or the Post-Offer Transaction.

b.

All determinations, consents, waivers, enforcement actions and terminations by DDI under this Agreement shall be made by the Board following the recommendation of the Special Committee. Until the completion of the Post-Offer Transaction, DUG shall not, and shall cause its Affiliates (excluding DDI and its subsidiaries) not to, (i) cause the Special Committee to be dissolved or its authority or composition to be changed, (ii) propose, vote in favor of or otherwise cause the removal or replacement (other than for cause) of any member of the Special Committee as a director of DDI, or (iii) cause the Board to re-resolve, modify or override any resolution of the Special Committee pursuant to Article 393-2(4) of the KCA; and DUG shall, to the fullest extent permitted by Applicable Law, cause each director of DDI who was nominated by DUG or who is or has been a director, officer or employee of DUG or any of its Affiliates (x) not to propose or vote in favor of any such re-resolution, modification or override and (y) to abstain from voting on any matter under this Agreement or in connection with the Transactions in respect of which such director has a special interest within the meaning of Articles 391(3) and 368(3) of the KCA.

c.

No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

17.3	Assignment.

a.	The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.

b.

No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other Party (which, in the case of DDI, shall be given only by the Board following the recommendation of the Special Committee); provided that any such transfer or assignment shall not relieve DUG of its obligations hereunder or prejudice the rights of holders of ADSs to receive payment for ADSs validly tendered and accepted for payment pursuant to the Offer. Any purported assignment in violation of this Section 17.3(b) shall be null and void.

17.4

Entire Agreement. This Agreement, the attached Annexes, Schedules and the DDI Disclosure Schedules constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.

17.5

Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

17.6

No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties to this Agreement) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except the Indemnified Persons (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Article 12.

17.7

Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts, taken together, shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties hereto and delivered to the other Party hereto.

17.8

Governing Law; Forum. This Agreement shall be governed by and construed in accordance with the laws of the Republic of Korea, without giving effect to conflict-of-laws principles; provided that the Offer and all filings under the U.S. federal securities laws shall comply with such laws. Any dispute, controversy or claim arising out of or relating to this Agreement or the Transactions, including any question regarding its existence, validity, breach or termination, shall be brought solely in the Seoul Central District Court, and each of the Parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

17.9	Language. This Agreement is executed in the English language.

17.10

Survival of Representations and Warranties. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Acceptance Time.

17.11

Interpretation. The words “hereof,” “herein,” “hereto,” “hereunder” and “hereinafter” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement unless the context otherwise requires. The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. The term “including” shall mean “including, without limitation,” and the words “include” and “includes” shall have corresponding meanings, and such words shall not be construed to limit any general statement that they follow to the specific or similar items or matters immediately following them. The term “or” is not exclusive unless the context otherwise requires. The terms “Party,” “party,” “parties,” “parties hereto,” “parties to this Agreement” and similar terms, when used in this Agreement, shall refer to DUG and DDI, as applicable, unless the context expressly otherwise requires. The word “will” shall be construed to have the same meaning as the word “shall”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such shall not mean simply “if.” “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to “ordinary course” or “ordinary course of business” refers to the ordinary course of business of DDI and its subsidiaries, taken as a whole, consistent with past practice. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by affixing their respective registered corporate seals as of the date first written above.

DOUBLEU GAMES CO., LTD.

By:	(Seal) (Registered Corporate Seal)
Name: Ga Rham Kim
Title: Representative Director and Chief Executive Officer

DOUBLEDOWN INTERACTIVE CO., LTD.

By:	(Seal) (Registered Corporate Seal)
Name: In Keuk Kim
Title: Representative Director and Chief Executive Officer

[Signed on behalf of DDI as approved by the Board following the recommendation of the Special Committee.]

ANNEX A — OFFER CONDITIONS

The Offer is subject to the following conditions:

(a)

Minimum Tender Condition — initially 95% (determined on the basis specified in Annex B), reducible by DUG, with the prior written consent of DDI in accordance with Sections 2.3 and 2.4 to not below the 90% Waiver Floor prior to the Expiration Time.

(b)

Majority-of-the-Minority Condition — more than fifty percent (50%) of the Unaffiliated ADSs (calculated on the basis specified in Annex B) validly tendered and not validly withdrawn prior to the Expiration Time; non-waivable.

(c)	No legal restraint enjoining the Offer or the Post-Offer Transaction.

(d)

(A) Representations and warranties set forth in Section 10.1(a) (Organization; Subsidiaries), (b) (Power and Authorization), (c) (Binding Obligation) and (d) (Capitalization), without giving effect to any materiality or “Material Adverse Effect” qualifications therein (other than the word “Material” in the defined term “DDI Material Contract”), shall be true and correct as of the Expiration Time as though made on and as of the Expiration Time (other than representations and warranties made as of a specific date, which shall be true and correct as of such date), in each case, in all material respects and (B) all other representations and warranties of DDI set forth in Section 10.1, without giving effect to any materiality or “Material Adverse Effect” qualifications therein (other than the word “Material” in the defined term “DDI Material Contract”), shall be true and correct as of the Expiration Time as though made on and as of the Expiration Time (other than representations and warranties made as of a specific date, which shall be true and correct as of such date), in each case, except where the failure to be true and correct would not have or reasonably be expected to have a Material Adverse Effect; no uncured material breach of this Agreement.

(e)	No Material Adverse Effect on DDI (as defined in the Definitions).

(f)	The Company Recommendation having been made and not withdrawn or adversely modified; waivable by DUG in its sole discretion.

(g)	This Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

ANNEX B — OWNERSHIP AND THRESHOLD CALCULATION

Item	Value / Basis
DDI total issued and outstanding Common Shares	2,477,672 (confirmed; subject to update as of the applicable record date)

DDI treasury shares (denominator treatment)	None

DUG existing Common Shares	1,661,191 (≈67.05%)

DUG Affiliates’ existing Common Shares and ADSs	0 Common Shares; 0 ADSs

ADS-to-Common ratio	20 ADS = 1 Common Share (1 ADS = 1/20 Common Share)

Validly tendered and not withdrawn ADSs	To be determined at the Expiration Time based on the Tender Agent Certificate; not a pre-Agreement or pre-commencement fixed amount.

Common Share-equivalent of tendered ADSs	= tendered ADSs ÷ 20

Post-Offer ownership %	= (DUG existing Common Shares + Common-share equivalent of tendered and not withdrawn ADSs) ÷ 2,477,672

Small-Scale Threshold (5% net-asset test)	Estimated at approximately 97% as of the date of this Agreement, subject to final statutory calculation under KCA Article 360-10 (based on the Final Offer Price, the applicable exchange rate and DUG’s applicable net assets)

Common Shares not owned by DUG	816,481 (all held in the form of ADSs; equivalent to 16,329,620 ADSs)

ADSs outstanding	16,329,620 (= 816,481 Common Shares × 20)

Majority-of-the-Minority Condition calculation	More than 50% of the actual Unaffiliated ADSs: minimum floor(U / 2) + 1, where U is the verified Unaffiliated ADS count. DUG and its Affiliates hold no ADSs and no director or executive officer of DUG holds any ADSs; accordingly the only holding excluded from U is (i) DUG’s direct holding of Common Shares and (ii) 500 ADSs held by directors and officers of DDI, and U equals 16,329,120 ADSs. On that basis the MoM threshold is 8,164,561 ADSs (= floor(16,329,120 / 2) + 1), subject to verification against the Tender Agent Certificate and Citibank, N.A. data as of the Expiration Time.

Minimum Tender Condition — 95% target	Target Common Shares 2,353,789; additional Common Shares required 692,598; ADS equivalent 13,851,960

Waiver Floor — 90% target	Target Common Shares 2,229,905; additional Common Shares required 568,714; ADS equivalent 11,374,280

Basis of the reference calculations	The 95% / 90% figures above are reference calculations assuming 2,477,672 total issued and outstanding Common Shares and 1,661,191 Common Shares held by DUG, with no change in either figure. Actual statutory ownership percentages shall be determined by reference to the Tender Agent Certificate, data provided by Citibank, N.A. and confirmation by Korean counsel.

SCHEDULES

Schedule 1 — Capitalization and ADS Information

Item	Detail
Issuer	DoubleDown Interactive Co., Ltd. (Nasdaq: “DDI”)

Common Shares issued and outstanding	2,477,672

Treasury shares	None

Share classes	Common Shares, single class

CUSIP (ADSs)	25862B109

DUG ownership	1,661,191 Common Shares (≈67.05%)

DUG Affiliate ownership	0 Common Shares; 0 ADSs

Common Shares not owned by DUG	816,481 (approximately 32.95%; all held in the form of ADSs)

ADS listing	Nasdaq Global Select Market under “DDI”

ADS ratio	20 ADSs = 1 Common Share (1 ADS = 1/20 Common Share)

Depositary	Citibank, N.A.

ADSs outstanding	16,329,620 (= 816,481 Common Shares × 20)

Options / RSUs / convertible securities	None

Schedule 2 — Financing Documents

[Attached Separately] — Facility Agreement, dated as of the date hereof, by and among DUG, as Borrower, the original lenders named therein, Korea Investment & Securities Co., Ltd., as mandated lead arranger, Korea Investment & Securities Co., Ltd., as facility agent, and Korea Investment & Securities Co., Ltd. as security agent.